United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
September 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑      Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐      No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐      No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release
Signatures

Press Release
CVRD announces a joint venture in China
Rio de Janeiro, September 28, 2006 — Companhia Vale do Rio Doce (CVRD) announces that it has signed a partnership to build a new pelletizing plant in China, being the Company’s first investment in iron ore business in China.
CVRD, through its subsidiary Minerações Brasileiras Reunidas S.A. (MBR), will have a 25% stake in the joint venture Zhuhai YPM (ZYPM), owner of a new pelletizing plant in Zhuhai, Guandong, China, with nominal capacity of 1.2 million tons per year and expected start-up in 2008. The other partners in this joint venture are Zhuhai Yueyufeng Iron and Steel Co Ltd. (YYF) with 40% and Pioneer Iron & Steel Group Co. Ltd. (PSG) with 35%.
CVRD’s investment in this project will be four million US dollars and the Company will supply at least 70% of the iron ore used to feed the pelletizing plant, through a 30-year contract.
The above initiative illustrates CVRD’s strategy to support the development of the steel industry in China, especially in the field of pelletizing in which CVRD is already a global market leader.
The pellet feed produced by CVRD and its subsidiary MBR has extremely good fit with local iron ore produced in China. The several pelletizing plants being built in China to support their extraordinary growth in steel production are bringing additional source of demand for CVRD’s iron ore.
For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Theo Penedo: theo.penedo@cvrd.com.br +55-21-3814-4557
Virgínia Monteiro: virginia.monteiro@cvrd.com.br +55-21-3814-4128
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2006	COMPANHIA VALE DO RIO DOCE (Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco Director of Investor Relations